SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Goldcorp Inc.

(Name of Subject Company)

Robert R. McEwen

(Name of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

38095640

(CUSIP Number of Class of Securities)

Robert R. McEwen

c/o Goldcorp Inc.
145 King Street West, Suite 2700
Toronto, Ontario M5H 1J8, Canada
(416) 865-0326
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Jack S. Bodner
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. SUBJECT COMPANY INFORMATION.
Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.
Item 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Item 4. THE SOLICITATION OR RECOMMENDATION.
Item 5. PERSON/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Item 8. ADDITIONAL INFORMATION.
Item 9. EXHIBITS.
SIGNATURE
EXHIBIT INDEX
HOMEPAGE OF WWW.ROBMCEWEN.COM
ARTICLE PUBLISHED BY THE CANADIAN PRESS ON 1/28/05
ARTICLE PUBLISHED BY THE NATIONAL POST ON 1/13/05
"BIOGRAPHICAL PROFILE-ROBERT R. MCEWEN"
"LISTEN TO WHY I"M BETTING ON WHEATON"
EXCERPT OF "GOLD RUSH"
"DEAR VISITOR"
"LETTER TO SHAREHOLDERS"
EMAIL FROM TIGER FINANCIAL NEWS NETWORK
EXCERPT OF SCHEDULE C

Item 1.	SUBJECT COMPANY INFORMATION.

      The name of the subject company is Goldcorp Inc., an Ontario corporation (the “Company”). The address of the principal executive offices of the Company is 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8, Canada. The telephone number of the principal executive offices of the Company is (416) 865-0326.

      The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the common shares of the Company (the “Shares”). According to the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2005, as of January 19, 2005 there were 189,980,288 Shares outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

      The person filing this Statement is Robert R. McEwen. Mr. McEwen is the Chairman and Chief Executive Officer of the Company, beneficially owns approximately 6,434,484, or 3.39% of the issued and outstanding Shares and holds options to purchase approximately 2,535,000 Shares. The business address of Mr. McEwen is c/o Goldcorp Inc., 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8, Canada. The business telephone number of Mr. McEwen is (416) 865-0326.

      This Statement relates to the tender offer of Glamis Gold Ltd., a British Columbia corporation (“Glamis”), to purchase all of the issued and outstanding Shares on the basis of 0.89 of a common share of Glamis for each Share (the “Glamis Offer”), as disclosed in an offer to purchase and circular filed by Glamis with the SEC on Schedule TO on January 7, 2005 (the “Glamis Schedule TO”). As of the time of this filing, Mr. McEwen has not given a recommendation regarding the revised unsolicited tender offer of Glamis.

      According to the Glamis Schedule TO, the address of the principal executive offices of Glamis is 5190 Neil Road, Suite 310, Reno, Nevada 89502 and its telephone number is (775) 827-4600.

Item 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Except as described in this Statement, to the knowledge of Mr. McEwen, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Mr. McEwen or his affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Glamis, its executive officers, directors or affiliates.

Chairman and Chief Executive Officer of the Company

      Mr. McEwen is the Chairman and Chief Executive Officer of the Company, beneficially owns approximately 6,434,484, or 3.39% of the issued and outstanding Shares and holds options to purchase approximately 2,535,000 Shares. Further information regarding the executive compensation and stock options of Mr. McEwen is set forth under the captions “SUMMARY COMPENSATION TABLE,” “GOLDCORP STOCK OPTION PLAN” and “2004 UPDATES” in Schedule C to the Notice of Special Meeting of Shareholders and Management Information Circular and Proxy Statement, an excerpt of which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

      As Chairman of the board of directors of the Company (the “Board of Directors”), Mr. McEwen has voted as Chairman to reject the Glamis Offer and continue to support the tender offer of the Company and Goldcorp Acquisition ULC, a Nova Scotia unlimited liability company and a wholly owned subsidiary of the Company, to purchase all of the issued and outstanding common shares (the “Wheaton Transaction”) of Wheaton River Minerals Ltd., an Ontario corporation (“Wheaton”), as disclosed in a takeover bid circular filed on Schedule TO, as amended, and contained in a registration statement on Form F-10, as amended, each as filed by the Company with the SEC on December 29, 2004.

Certain Arrangements between Mr. McEwen and the Company

Directors’ and Officers’ Liability Insurance

      The Company, together with its related companies, maintains liability insurance for the benefit of the Company, its related companies and their directors and officers, as a group. The amount of insurance purchased in 2004 was $35,000,000 (aggregate limit). The policy contains a deductible clause of $250,000 for the Company and no deductible for each director or officer, on a per claim basis. In 2004, the aggregate insurance premium was $452,223 and did not distinguish between directors as a group or officers as a group.

Interests of Mr. McEwen in Material Transactions

      As of February 7, 2005, Mr. McEwen has not had any material interest, direct or indirect, in any transaction of the Company since December 31, 2001 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed in this Statement.

      The Company is a party to a management services agreement (the “Management Services Agreement”) with Lexam Explorations Inc., 49% of which is owned by the Company (“Lexam”), of which Mr. McEwen is the Chairman and Chief Executive Officer, pursuant to which the Company provides technical, administrative and corporate management services to Lexam on a cost-recovery basis not to exceed $3,366 per month. Pursuant to the Management Services Agreement, the Company has also agreed not to compete with Lexam for mining exploration opportunities within a radius of ten miles of the properties of Lexam for the term of the Management Services Agreement. In 2003, Lexam was invoiced $17,131 pursuant to the Management Services Agreement. The address of the principal executive offices of Lexam is 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8, Canada.

Acquisition Agreement Regarding the Wheaton Transaction

      The Company has entered into an acquisition agreement with Wheaton, pursuant to which, among other things, the Company and Wheaton have agreed that if the Wheaton Transaction is successful, the parties will use all reasonable efforts to cause their respective boards of directors to pass such resolutions and to take such other action as may be required in order that (i) the number of directors of the Company will be increased to ten, with five current directors of the Company to be nominated by Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, on behalf of Wheaton, to remain as directors of the Company and five current directors of Wheaton nominated by Mr. McEwen, on behalf of the Company, to become directors of the Company; (ii) Mr. Telfer will become a director of the Company and will be appointed as Chief Executive Officer of the Company; (iii) Mr. McEwen will remain as a director and the Chairman of the Board of Directors; and (iv) all of the directors of Wheaton will be replaced by nominees of the Company to be determined by the Board of Directors following the appointments referred to in clause (i) above.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation Recommendation

      Mr. McEwen is recommending that shareholders of the Company reject the Glamis Offer and not tender their Shares pursuant to the Glamis Offer. Mr. McEwen hosted a website located at www.robmcewen.com (the “Website”), recommending to shareholders of the Company that they reject the Glamis Offer and not tender their shares pursuant to the Glamis Offer. The Website’s homepage is filed herewith as Exhibit (a)(2)(A).

      In connection with his recommendation to the shareholders of the Company, Mr. McEwen made available on the Website the following materials regarding the Glamis Offer: (i) January 28, 2005 — “Wheaton, Goldcorp CEOs urge rejection of ‘value destructive’ Glamis bid (National Post),” which is filed herewith as Exhibit (a)(2)(B); (ii) January 26, 2005 — “Fairvest recommends Goldcorp/ Wheaton,” which is filed herewith as Exhibit (a)(2)(C); (iii) January 25, 2005 — “Letter to Shareholders,” which is filed herewith as Exhibit (a)(2)(D); (iv) January  21, 2005 — “Goldcorp Board rejects Glamis offer as inadequate, Goldcorp shareholders given more time — Urged to vote for Wheaton,” which is filed herewith as Exhibit (a)(2)(E); (v) January 20, 2005 — “Director’s Circular,” which is filed herewith as Exhibit (a)(2)(F); (vi) January 20, 2005 — “Wheaton River Reports Record Gold Production,” which is filed herewith as Exhibit (a)(2)(G); (vii) January 19, 2005 — “Wheaton River’s Ian Telfer Wins Mining Award,” which is filed herewith as Exhibit (a)(2)(H); (viii) January 13, 2005 — “Goldcorp C.E.O. between nugget and a hard place (National Post),” which is filed herewith as Exhibit (a)(2)(I); (ix) January 12, 2005 — “Record gold production at Red Lake in 2004,” which is filed herewith as Exhibit (a)(2)(J); (x) “Rob McEwen Background,” which is filed herewith as Exhibit (a)(2)(K); (xi) “Conference Call — December 6, 2004,” which is filed herewith as Exhibit (a)(2)(L); (xii) “Why I’m betting on Wheaton,” which is filed herewith as Exhibit (a)(2)(M); (xiii) “Road show presentation,” which is filed herewith as Exhibit (a)(2)(N); (xiv) “Goldcorp’s Remarkable Story,” which is filed herewith as Exhibit (a)(2)(O); (xv) “Dear Visitor,” which is filed herewith as Exhibit (a)(2)(P); and (xvi) “Letter to Shareholders,” which is filed herewith as Exhibit (a)(2)(Q). In addition, to the knowledge of Mr. McEwen, an email transmission of the Tiger Financial News Network (“TFNN”), which is filed herewith as Exhibit (a)(2)(R), was sent to a TFNN email group on January 28, 2005.

Reasons

      As set forth in the Directors’ Circular and Supplemental Management Information Circular, attached as Exhibit (a)(2)(F) hereto, and consistent with the views of the Board of Directors and the special committee of the Board of Directors (the “Special Committee”), Mr. McEwen is advising the shareholders of the Company to reject the Glamis Offer and not tender their Shares pursuant to the Glamis Offer for the following reasons:

Financial Considerations

      Mr. McEwen agrees with the views expressed by the Board of Directors, the Special Committee and Morgan Stanley Canada Limited, financial advisor to the Special Committee, that the Glamis Offer is inadequate from a financial point of view. Based on Glamis’ closing share price on the New York Stock Exchange (“NYSE”) on January 19, 2005, using a 0.89 exchange ratio, the effective premium to the Company’s shareholders has eroded to 4.9% relative to the closing share price of the Shares on the NYSE on December 15, 2004, the day prior to Glamis’ announcement of its intention to make an offer for the Company. This current implied premium of 4.9% compares to a 22.6% premium referred to by Glamis in its press release dated December 16, 2004 announcing its intention to make the Glamis Offer. Effective premiums in other unsolicited offers in the gold industry suggest a higher effective premium would be more appropriate than that currently implied by the Glamis Offer. As the Glamis Offer consists of all stock, any decline in Glamis’ market capitalization, or, if the Glamis Offer was successful, a decline in the combined company’s valuation multiples, could result in a reduction in the value of the Glamis Offer to shareholders of the Company.

      The Wheaton Transaction is highly accretive to shareholders of the Company on an earnings per share, cash flow per share and net asset value basis, while the Glamis Offer would be dilutive to shareholders of the Company on each of these valuation metrics. Specifically, the Glamis Offer would result in significant annual depreciation and depletion expenses that would substantially depress Glamis’ earnings for the foreseeable future. The Wheaton Transaction would immediately provide shareholders of the Company with enhanced earnings and cash flow and a strong financial position.

      The Company will also have a much stronger financial position following completion of the Wheaton Transaction as compared to the Glamis Offer, positioning the Company for future growth. Wheaton has a significantly stronger balance sheet than Glamis (over $400 million of cash and listed securities compared to only $22 million for Glamis as at September 30, 2004). Following the Wheaton Transaction, the Company will have almost $1 billion in cash, listed securities and bullion and will be debt free. Together with Wheaton’s undrawn $300 million line of credit, the Company will be provided with a strong platform for future growth.

      The Wheaton Transaction will create a world-class gold company that will be significantly larger than existing intermediate gold companies and provide investors with an alternative to the existing senior gold producers. If historic trading volumes are maintained, the Company is expected to have greater trading volume following the Wheaton Transaction as compared to a combination with Glamis.

Business Risk Considerations

      Following the Wheaton Transaction, the Company will be the world’s lowest cost million-ounce gold producer with projected 2005 production costs under $60 per ounce (net of by-product copper credits), which is approximately half those that would result from a Glamis transaction. Following the Wheaton Transaction, the Company will also have significantly greater gold production than under a Glamis transaction, diminishing the reliance on future exploration and development projects, while the value for shareholders of the Company under the Glamis Offer depends on Glamis’ ability to implement future development and operating plans at its development properties and achieve future operating results.

Management Considerations

      Following the Wheaton Transaction, the Company will have an outstanding and proven management team. Mr. McEwen will continue as Chairman of the Board of Directors, and during his tenure as Chairman and Chief Executive Officer the Company’s share price has appreciated by approximately 850%. Mr. Telfer will become the new Chief Executive Officer of the Company, and during his tenure as Chief Executive Officer of Wheaton Wheaton’s share price has appreciated by over 530%. The combined management team of the Company and Wheaton will have extensive underground mining experience and be positioned to achieve operating synergies. In contrast, Glamis does not currently have any underground mine operations.

Intent to Tender

      Mr. McEwen does not intend to tender pursuant to the Glamis Offer any of the Shares held by him of record or beneficially.

Item 5.	PERSON/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Except for the retention of TFNN to publicize the Website and reiterate Mr. McEwen’s position with respect to the Wheaton Transaction and the Glamis Offer, to date, Mr. McEwen has not directly or indirectly employed, retained or compensated any person or class of persons to make solicitations or recommendations in connection with the transaction.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Mr. McEwen has not, and to his knowledge, none of his affiliates have engaged in any transactions in the Shares during the last 60 days.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Not applicable.

Item 8.	ADDITIONAL INFORMATION.

      None.

Item 9.	EXHIBITS.

Exhibit No.	Description of Exhibit

(a)(2)(A)	Homepage of www.robmcewen.com.

(a)(2)(B)	Article entitled “Wheaton, Goldcorp CEOs urge rejection of ‘value destructive’ Glamis bid,” published by The Canadian Press on January 28, 2005.

(a)(2)(C)*	Press Release of Goldcorp Inc., dated January 26, 2005 (included as Exhibit 1 to the Company’s Form 6-K filed with the SEC on January 27, 2005).

Exhibit No.	Description of Exhibit

(a)(2)(D)*	Letter, dated January 25, 2005, from Goldcorp Inc. to Goldcorp Inc. shareholders (included as Exhibit(a)(2)(C) to the Company’s Schedule 14D-9/ A filed with the SEC on January 26, 2005).

(a)(2)(E)*	Press Release of Goldcorp Inc., dated January 21, 2005 (included as Exhibit(a)(2)(B) to the Company’s Schedule 14D-9 filed with the SEC on January 21, 2005).

(a)(2)(F)*	Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005 (included as Exhibit(a)(2)(A) to the Company’s Schedule 14D-9 filed with the SEC on January 21, 2005).

(a)(2)(G)†	Press Release of Wheaton River Minerals Ltd., dated January 20, 2005 (included in Wheaton’s Form 6-K filed with the SEC on January 21, 2005).

(a)(2)(H)†	Press Release of Wheaton River Minerals Ltd., dated January 19, 2005 (included in Wheaton’s Form 6-K filed with the SEC on January 20, 2005).

(a)(2)(I)	Article entitled “Goldcorp CEO between nugget and a hard place,” published by the National Post on January 13, 2005.

(a)(2)(J)*	Press Release of Goldcorp Inc., dated January 12, 2005 (included as Exhibit 1 to the Company’s Form 6-K filed with the SEC on January 13, 2005).

(a)(2)(K)	“Biographical Profile — Robert R. McEwen,” as appeared on www.robmcewen.com.

(a)(2)(L)*	Transcript of Conference Call held on December 6, 2004 to discuss the Wheaton Transaction (included as Exhibit(a)(4)(B) in the Company’s Schedule TO-T filed with the SEC on December 29, 2004).

(a)(2)(M)	“Listen to why I’m betting on Wheaton,” as appeared on www.robmcewen.com.

(a)(2)(N)*	PowerPoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — The Superior Alternative” (included as Exhibit(a)(2)(D) in the Company’s Schedule 14D-9/ A filed with the SEC on January 26, 2005 and included as Exhibit(a)(2)(G) in the Company’s Schedule 14D-9/ A filed with the SEC on January 28, 2005).

(a)(2)(O)	Excerpt of “Gold Rush: Inspiring Stories of More Than 25 Companies in Search of the World’s Most Precious Metal,” by Michael Caldwell, copyright 2005.

(a)(2)(P)	“Dear Visitor,” as appeared on www.robmcewen.com.

(a)(2)(Q)	“Letter to Shareholders,” as appeared on www.robmcewen.com.

(a)(2)(R)	Email, from Tiger Financial News Network to Tiger Investors, sent January 28, 2005.

(e)(1)	Excerpt of Schedule C to the Notice of Special Meeting of Shareholders and Management Information Circular and Proxy Statement, dated December 31, 2004.

(e)(2)*	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals, Ltd. (included as Exhibit(d)(1) in the Company’s Schedule TO-T filed with the SEC on December 29, 2004).

*	Incorporated by reference from the identified prior SEC filing of the Company.

†	Incorporated by reference from the identified prior SEC filing of Wheaton.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ ROBERT R. MCEWEN

Robert R. McEwen

Date: February 7, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(2)(A)	Homepage of www.robmcewen.com.

(a)(2)(B)	Article entitled “Wheaton, Goldcorp CEOs urge rejection of ‘value destructive’ Glamis bid,” published by The Canadian Press on January 28, 2005.

(a)(2)(C)*	Press Release of Goldcorp Inc., dated January 26, 2005 (included as Exhibit 1 to the Company’s Form 6-K filed with the SEC on January 27, 2005).

(a)(2)(D)*	Letter, dated January 25, 2005, from Goldcorp Inc. to Goldcorp Inc. shareholders (included as Exhibit(a)(2)(C) to the Company’s Schedule 14D-9/ A filed with the SEC on January 26, 2005).

(a)(2)(E)*	Press Release of Goldcorp Inc., dated January 21, 2005 (included as Exhibit(a)(2)(B) to the Company’s Schedule 14D-9 filed with the SEC on January 21, 2005).

(a)(2)(F)*	Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005 (included as Exhibit(a)(2)(A) to the Company’s Schedule 14D-9 filed with the SEC on January 21, 2005).

(a)(2)(G)†	Press Release of Wheaton River Minerals Ltd., dated January 20, 2005 (included in Wheaton’s Form 6-K filed with the SEC on January 21, 2005).

(a)(2)(H)†	Press Release of Wheaton River Minerals Ltd., dated January 19, 2005 (included in Wheaton’s Form 6-K filed with the SEC on January 20, 2005).

(a)(2)(I)	Article entitled “Goldcorp CEO between nugget and a hard place,” published by the National Post on January 13, 2005.

(a)(2)(J)*	Press Release of Goldcorp Inc., dated January 12, 2005 (included as Exhibit 1 to the Company’s Form 6-K filed with the SEC on January 13, 2005).

(a)(2)(K)	“Biographical Profile — Robert R. McEwen,” as appeared on www.robmcewen.com.

(a)(2)(L)*	Transcript of Conference Call held on December 6, 2004 to discuss the Wheaton Transaction (included as Exhibit(a)(4)(B) in the Company’s Schedule TO-T filed with the SEC on December 29, 2004).

(a)(2)(M)	“Listen to why I’m betting on Wheaton,” as appeared on www.robmcewen.com.

(a)(2)(N)*	PowerPoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton - The Superior Alternative” (included as Exhibit(a)(2)(D) in the Company’s Schedule 14D-9/ A filed with the SEC on January 26, 2005 and included as Exhibit(a)(2)(G) in the Company’s Schedule 14D-9/ A filed with the SEC on January 28, 2005).

(a)(2)(O)	Excerpt of “Gold Rush: Inspiring Stories of More Than 25 Companies in Search of the World’s Most Precious Metal,” by Michael Caldwell, copyright 2005.

(a)(2)(P)	“Dear Visitor,” as appeared on www.robmcewen.com.

(a)(2)(Q)	“Letter to Shareholders,” as appeared on www.robmcewen.com.

Exhibit No.	Description of Exhibit

(a)(2)(R)	Email, from Tiger Financial News Network to Tiger Investors, sent January 28, 2005.

(e)(1)	Excerpt of Schedule C to the Notice of Special Meeting of Shareholders and Management Information Circular and Proxy Statement, dated December 31, 2004

(e)(2)*	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals, Ltd. (included as Exhibit(d)(1) in the Company’s Schedule TO-T filed with the SEC on December 29, 2004).

*	Incorporated by reference from the identified prior SEC filing of the Company.

†	Incorporated by reference from the identified prior SEC filing of Wheaton.